Power Gala Corp.

4515 12th Avenue

Brooklyn, New York 11219

October 16, 2013

VIA EDGAR

Tom Kluck, Branch Chief - Legal

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

Power Gala Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 7, 2013

File No. 333-189401

Dear Mr. Kluck:

Based on our conversation and as you requested, we are hereby revising our response to prior Comment #1from your letter dated August 19, 2013. For your convenience, the matter is listed below, followed by the Company’s response.

General

1.

We note your response to comment 2 of our comment letter dated July 15, 2013 where you state that you will submit a copy of the private placement memorandum to us. Please supplementally provide us with the private placement memorandum with your next amended filing.

RESPONSE:

We have revised our Registration Statement on Form S-1 to state that our private placement was completed pursuant to Regulation S of the Securities Act of 1933. Each investor resides and is domiciled outside of the United States and the offering was conducted outside the United States. Accordingly, the investors were not presented with a private placement memorandum and were only presented a Subscription Agreement. A copy of that subscription agreement is attached hereto.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Power Gala Corp.

By:	/s/ Shmuel Ulano
Name: Shmuel Ulano
Title: Chief Executive Officer

2